UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON FEBRUARY 2nd, 2015

DATE, TIME AND PLACE:

February 2nd, 2015, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel; Mr. José de Paiva Ferreira; Mr. José Manuel Tejon Borrajo, and Mr. José Antonio Alvarez Alvarez; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Also attended the Meeting, as a guest, the Company’s Vice Chief Executive Officer Mr. Carlos Alberto López Galán.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Officer of the Company, to act as Secretary.

AGENDA: To approve the information of the fourth quarter of the year of 2014 and the Company´s Financial Statements, related to the fiscal year ended in December 31, 2014, followed by the Management Report, the balance sheet, the statements of profits and loss, independent auditor´s opinion, and the Report of the Audit Committee.

RESOLUTIONS TAKEN:

Initially, the Board of Directors’ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and pursuant to the documents presented to Directors, which will be filled at the Company´s headquarter, the Company´s Board of Directors, by unanimity of votes of the Board of Directors’ members present at the meeting and without restrictions, APPROVED, pursuant to article 17, item VII, of the Company’s Bylaws, the information of the fourth quarter of year 2014 and the Company´s Financial Statements, related to the fiscal year ended in December 31, 2014, followed by the Management Report, the balance sheet, the statements of profit and loss, the changes of the net equity and the added value and the disclosures, according to the Executive Officers meeting held in January 28, 2015, at 10 a.m. The Company´s Financial Statements and the measures repaired in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to limited revision of the Independent Auditors and of the Audit Committee. Finally, the Board of Directors authorized the Executive Officers to take any necessary measure to release the Company´s Financial Statements approved herein, including the Independent Audit’s opinion and the sumary of the Report of the Audit Committee, on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”, and upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC.

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[Free English Translation]

It is recorded that the Vice-President Executive Officer Mr. Carlos Alberto López Galán attended the meeting to provide clarification on the subject of the Agenda.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, February 2nd, 2015. Signatures: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel, Mr. José de Paiva Ferreira, Mr. José Antonio Alvarez Alvarez and Mr. José Manuel Tejon Borrajo; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 2, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer